

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

May 7, 2018

Via E-Mail
Luke Colton, Chief Financial Officer
Turquoise Hill Resources Ltd.
200 Granville Street, Suite 354
Vancouver, British Columbia, Canada
V6C 1S4

> **Re:** **Turquoise Hill Resources Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 15, 2018**
> **File No. 001-32403**

Dear Mr. Colton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1 Schedule C, page 100

1.   We note the tonnages of your depleted Oyu Tolgoi mineral reserve estimate as of December 31, 2017 is unchanged from those reserve tonnages reported last year. Please update and modify your filing to reflect your current reserve estimates. In addition, please tell us whether the originally reported estimates or the revised estimates were used in your depreciation, depletion and amortization calculations in preparing your 2017 financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Luke Colton
Turquoise Hill Resources Ltd
May 7, 2018
Page 2

       Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

          Sincerely,

          /s/ John Reynolds

          John Reynolds
          Assistant Director
          Office of Beverages, Apparel and Mining